Exhibit 99.282

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States unless registered under the 1933 Act and any applicable securities laws of any state of the United States or an exemption from such registration requirements is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company c/o Suite 1200 -750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone 604.788.5508, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	February 24, 2021

NEXTECH AR SOLUTIONS CORP.

$13,050,000

2,610,000 Units

Price: $5.00 per Unit

This short form prospectus (this “Prospectus”) qualifies the distribution (the “Offering”) of 2,610,000 units (“Units”) of NexTech AR Solutions Corp. (“NexTech” or the “Company”) at a price of $5.00 per Unit (the “Offering Price”). Each Unit consists of one common share (each a “Unit Share”) of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant (each a “Warrant”) is exercisable for one common share (each a “Warrant Share”) at an exercise price of $6.00 for a period of two years following the date of issuance of such Warrants (the “Expiry Date”) subject to an accelerated expiry if the volume-weighted average price of the common shares of the Company (the “Common Shares”) on the NEO Exchange Inc. (the “NEO Exchange”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date (the “Accelerated Exercise Period”). See “Description of the Securities Being Distributed”.

The Units qualified for distribution by this Prospectus are being issued and sold pursuant to the terms of an underwriting agreement dated February 24, 2021 (the “Underwriting Agreement”) entered into between the Company and Mackie Research Capital Corporation (“MRCC” or the “Underwriter”) as sole underwriter and sole bookrunner of the Offering. The Offering Price was determined by arm’s length negotiation between the Company and the Underwriter, with reference to prevailing market price of the Common Shares on the NEO Exchange. See “Plan of Distribution”.

The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (defined herein) and to be entered into between the Company and Computershare Trust Company of Canada (“Computershare”) as warrant agent. The Unit Shares and Warrants are collectively referred to as the “Securities”.

The Common Shares of the Company are listed and posted for trading on the NEO Exchange and the Canadian Securities Exchange (“CSE”) under the symbol “NTAR” and quoted on the OTCQB® Venture Market (“OTCQB”) under the symbol “NEXCF” and the Frankfurt Stock Exchange (“FSE”) under the symbol “N29”. On February 23, 2021, the last reported sale price of the Common Shares was $5.10 per Common Share on the NEO Exchange, $5.12 per Common Share on the CSE, US$4.07 per Common Share on the OTCQB and €3.24 per Common Share on the FSE. The Company has given notice to the NEO Exchange and CSE to list the Unit Shares and the Warrant Shares (including the Unit Shares and Warrant Shares issuable upon due exercise of the Over-allotment Option (as hereinafter defined)) as well as the Underwriter’s Shares (as hereinafter defined) and the Underwriter’s Warrant Shares (as hereinafter defined). Listing will be subject to the Company fulfilling all of the requirements of the NEO Exchange and CSE.

There is currently no market through which the Warrants offered hereby may be sold and purchasers of the Warrants may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

	Price to the Public		Underwriter’s Fee(4)		Net Proceeds to the Company(1)
Per Unit	$5.00		$0.35		$4.65
Total	$13,050,000	(1)	$913,500	(2)	$12,136,500	(3)

Notes:

(1)	Assumes completion of an Offering of $13,050,000 and no exercise of the Over-allotment Option (as defined below).
(2)	Pursuant to the Underwriting Agreement, the Underwriter will receive a cash fee (the “Underwriter Fee”) equal to 7.0% of the gross proceeds of the Offering (including any gross proceeds raised on the exercise of the Over-allotment Option).
(3)	After deducting the Underwriter Fee, but before deducting the expenses of the Offering, including listing fees and the reasonable expenses of the Underwriter incurred in connection with the Offering, estimated to be $350,000, which will be paid by the Company from the proceeds of the Offering.
(4)	Pursuant to the Underwriting Agreement, the Underwriter will also be issued such number of non-transferable compensation options (the “Underwriter’s Compensation Options”) to purchase such number of units (each an “Underwriter’s Unit”) as is equal to 7.0% of the number of Units issued under the Offering (including any Over-allotment Units issued upon the Underwriter’s exercise of the Over-allotment Option). The Underwriter’s Compensation Options may be exercised in whole or in part upon the payment of the exercise price of $5.00 per Underwriter’s Unit, at any time prior to 4:00 p.m. (Vancouver time) on the date which is twenty-four (24) months from the closing date of the Offering. Each Underwriter’s Unit is comprised of one Common Share (each an “Underwriter’s Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, an “Underwriter’s Warrant”). Each Underwriter’s Warrant entitles the Underwriter to acquire one Common Share (each an “Underwriter’s Warrant Share”) at a price of $6.00 per Underwriter’s Warrant Share for a period of 24 months from the closing date of the Offering, subject to the Accelerated Exercise Period. This Prospectus also qualifies the issuance of the Underwriter’s Compensation Options. The Underwriter will be issued 182,700 Underwriter’s Compensation Options (210,105 Underwriter’s Compensation Options if the Over-allotment Option is exercised in full by the Underwriter). See “Plan of Distribution”.

In addition, the Company has granted the Underwriter an over-allotment option (the “Over-allotment Option”), exercisable in whole or in part, at the discretion of the Underwriter, at any time up to 30 days following the Closing Date (as herein defined), to sell up to an additional 15% of the number of Units sold pursuant to the Offering (the “Over-allotment Units”) on the same terms and conditions as the Offering. Each Over-allotment Unit will consist of one common share in the capital of the Company (each an “Over-allotment Share”) and one-half of one Warrant, with each whole Warrant (an “Over-allotment Warrant”) exercisable for one common share (an “Over-allotment Warrant Share”) at an exercise price of $6.00 for a period of two years following the date of issuance of such Over-allotment Warrants, subject to the Accelerated Exercise Period. The Over-allotment Option may be exercised by the Underwriter: (i) to sell Over-allotment Units at the Offering Price, or (ii) to sell Over-allotment Shares at a price of $4.7286 per Over-allotment Share, or (iii) to sell Over-allotment Warrants at a price of $0.5429 per Over-allotment Warrant, or (iv) to sell any combination of Over-allotment Units, Over-allotment Shares and Over-allotment Warrants, so long as the aggregate number of Over-allotment shares and Over-allotment Warrants that may be issued under the Over-allotment Option does not exceed 391,500 Over-allotment Shares and 195,750 Over-allotment Warrants. If the Over-allotment Option is exercised in full, the total number of Units sold pursuant to the Offering will be 3,001,500, the total price to the public will be $15,007,500, the total Underwriter Fee will be $1,050,525, and the net proceeds to the Company, before deducting the estimated expenses of the Offering of $350,000, will be $13,956,975. A purchaser who acquires the Over-allotment Units, Over-allotment Shares or Over-allotment Warrants forming part of the Underwriter’s over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases. The Over-allotment Units, Over-allotment Shares and Over-allotment Warrants are collectively referred to herein as the “Over-allotment Securities”. This Prospectus qualifies the issuance of the Over-allotment Securities.

The following table sets out the number of Over-allotment Units that may be issued and the Underwriter’s Compensation Options to be issued by the Company in connection with the Offering:

	Maximum size or		Exercise price or
	number of securities	Exercise period or	average acquisition
Underwriter’s Position	available(1)	Acquisition date	price
Over-allotment Option	391,500 Over-allotment Units	Up to 30 days following the Closing Date	$5.00 per Over-allotment Unit

Underwriter’s Compensation Options	182,700 Underwriter’s Compensation Options(2)	24 months from the Closing Date	$5.00 per Underwriter’s Unit

Notes:

(1)	Assumes completion of an Offering of $13,050,000.
(2)	210,105 Underwriter’s Compensation Option assuming exercise of the Over-allotment Option in full.

The Units will be offered in each of the provinces of Canada, except Quebec. See “Plan of Distribution”.

The Underwriter, as principal, conditionally offers the Units subject to prior sale, if as and when issued by the Company and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under the “Plan of Distribution”, and subject to the approval of certain legal matters, on behalf of the Company by Morton Law LLP, and on behalf of the Underwriter by DLA Piper (Canada) LLP.

Subject to applicable laws and in connection with this Offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriter proposes to offer the Units initially at the Offering Price. Without affecting the firm obligation of the Underwriter to purchase the Units from the Company in accordance with the Underwriting Agreement, after the Underwriter has made a reasonable effort to sell all of the Units at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the proceeds paid by the Underwriter to the Company. See “Plan of Distribution”.

Subscription for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Units sold pursuant to the Offering will be issued in electronic form to the Canadian Depository for Securities (“CDS”) or nominees thereof and deposited with CDS on the closing of the Offering. A purchaser will receive only a customer confirmation of the issuance of the Securities purchased pursuant to the Offering from the registered dealer through which the Units are purchased. Closing of the Offering is expected to take place on or about March 11, 2021, or on such other date as may be agreed upon by the Company and the Underwriter and, in any event, on or before a date not later than 42 days after the date of the receipt for the final short form prospectus (the “Closing Date”). See “Plan of Distribution”.

An investment in the Securities is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described or incorporated by reference in this Prospectus before purchasing the Units. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors”.

Certain of the Company’s directors and officers reside outside of Canada. Each of the following persons has appointed the Company, Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 as agent for service of process:

Directors and Officers

Evan Gappelberg, Chief Executive Officer and Director

Oni Inbar, Director

Eugen Winschel, Chief Operating Officer

It should be noted that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

Unless otherwise indicated, all references to “$ ”, “C$” or “dollars” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency Presentation”.

The Company’s head office is located at 1080 Shavington Street, North Vancouver, British Columbia V7L 1K8 and its registered office is located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia V6C 2T8.

In this Prospectus, unless the context otherwise requires, references to “we”, “us”, “our”, “NexTech” or the “Company” refer to NexTech AR Solutions Corp., either alone or together with its subsidiaries, as the context requires.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	3

ENFORCEABILITY OF JUDGEMENTS AGAINST FOREIGN PERSONS	4

CURRENCY PRESENTATION	4

DOCUMENTS INCORPORATED BY REFERENCE	4

MARKETING MATERIALS	6

ELIGIBILITY FOR INVESTMENT	6

DESCRIPTION OF BUSINESS	6

RECENT DEVELOPMENTS	9

CONSOLIDATED CAPITALIZATION	10

USE OF PROCEEDS	10

OTHER INFORMATION	14

PLAN OF DISTRIBUTION	16

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	18

PRIOR SALES	22

TRADING PRICE AND VOLUME	28

RISK FACTORS	29

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	32

LEGAL MATTERS	36

AUDITORS, TRANSFER AGENT AND REGISTRAR	36

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	36

CERTIFICATE OF THE COMPANY	37

CERTIFICATE OF THE UNDERWRITER	38

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, and in certain documents incorporated by reference herein, contain “forward-looking statements” within the meaning of applicable securities legislation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements. Forward-looking statements may include, but are not limited to, statements with respect to:

●	expected impact of COVID-19 on the Company’s future operations and performance;

●	our expectations regarding our revenue, expenses and operations;

●	our anticipated cash needs and our needs for additional financing;

●	our plans for and timing of expansion of our solutions and services;

●	our future growth plans including the entry into adjacent markets;

●	the acceptance by our customers and the marketplace of new technologies and solutions;

●	our ability to attract new customers and develop and maintain existing customers;

●	our ability to attract and retain personnel;

●	our expectations with respect to advancement in our technologies;

●	our competitive position and our expectations regarding competition;

●	regulatory developments and the regulatory environments in which we operate;

●	anticipated trends and challenges in our business and the markets in which we operate

●	an increased demand for 3D volumetric objects, content and experiences;

●	the anticipated benefits of NexTech’s product offerings and services;

●	the retention of earnings for corporate purposes and the payment of future dividends;

●	currency fluctuations, and

●	limitations on insurance coverage.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and technology offered by the Company’s competitors; and (ix) that our current good relationships with our suppliers, service providers and other third parties will be maintained. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, risks related to:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

●	We have incurred operating losses in the past and may incur operating losses in the future.

●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

●	Fluctuations in currency exchange rates.

●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

●	Our growth is dependent upon the continued development of our direct sales force.

●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.

●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies which may result in conflicts of interest.

●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly-acquired companies or businesses may adversely affect our financial results.

●	The market price for our Common Shares may be volatile.

●	We may issue additional Common Shares in the future which may dilute our shareholders’ investments.

●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

The risks applicable to the Company’s operations are further discussed in the section entitled “Risk Factors” in this Prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Investors should rely on only information contained in this Prospectus or incorporated by reference herein. Neither the Company nor the Underwriter has authorized anyone to provide investors with different or additional information. If anyone provides the reader with different or additional information, the reader should not rely on it. Neither the Company nor the Underwriter is making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and readers are urged to consult with their own professional advisors in connection therewith.

ENFORCEABILITY OF JUDGEMENTS AGAINST FOREIGN PERSONS

Certain directors and officers of the Company reside outside of Canada. Such directors and officers named below have appointed the following agents for service of process:

Name of Director/Officer	Name and Address of Agent

Evan Gappelberg, Chief Executive Officer and Director	NexTech AR Solutions Corp., Suite 1200, 750	West
Pender Street, Vancouver, British Columbia, V6C 2T8

Ori Inbar, Director	NexTech AR Solutions Corp., Suite 1200, 750	West
Pender Street, Vancouver, British Columbia, V6C 2T8

Eugen Winschel, Chief Operating Officer	NexTech AR Solutions Corp., Suite 1200, 750	West
Pender Street, Vancouver, British Columbia, V6C 2T8

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION

Unless otherwise indicated, all references to monetary amounts in this Prospectus are denominated in Canadian dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, all references to “$”, “C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On February 23, 2021, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.26 (or C$1.00 = US$0.79).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions in Canada. Copies of the documents incorporated herein by reference may be obtained on request and without charge from the secretary of the Company, Suite 1200 -750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone 604.788.5508, and are also available electronically on SEDAR at www.sedar.com.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	Annual Information Form (the “AIF”) for the seven months ended December 31, 2019.

2.	Audited consolidated financial statements of the Company for the seven months ended December 31, 2019 and the year ended May 31, 2019.

3.	Management’s discussion and analysis (amended and restated) of the Company for the seven months ended December 31, 2019.

4.	Condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2020, together with the notes thereto.

5.	Management’s discussion and analysis of the Company for the nine months ended September 30, 2020.

6.	Information Circular dated October 7, 2019 of the Company in respect of the annual general and special meeting held on November 13, 2019.

7.	Material Change Report dated July 13, 2020 in connection with the Company’s acquisition of Jolokia Corporation.

8.	Material Change Report dated July 13, 2020 in connection with a unit private placement.

9.	Material Change Report dated July 29, 2020 in connection with announcement of short form prospectus offering.

10.	Material Change Report dated August 21, 2020 in connection with the closing of a short form prospectus offering.

11.	Material Change Report dated February 23, 2021 in connection with the Offering.

12.	Material Change Report dated February 23, 2021 in connection with the increase of the Offering size.

13.	Information Circular dated July 24, 2020 of the Company in respect of the annual general meeting to be held on August 27, 2020.

14.	“Template version” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) of the term sheet dated February 18, 2021 in connection with the Offering.

15.	“Template version” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) of the term sheet dated February 19, 2021 in connection with the Offering.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which consolidated financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and prior to the termination of the Offering under this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

Applicable portions of the documents listed above are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any subsequently filed document which is also incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the statement or document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) that are used by the Underwriter in connection with the Offering are not part of this Prospectus to the extent that the contents of any template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus. Any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this Prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Legacy Tax + Trust Lawyers, Canadian tax counsel to the Company, and DLA Piper (Canada) LLP, legal counsel to the Underwriter, the Unit Shares, the Warrants and the Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”) (collectively, the “Exempt Plans”), provided, (i) in the case of the Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares are listed on a “designated stock Exchange” as defined in the Tax Act (which currently includes the NEO Exchange and the CSE), and (ii) in the case of the Warrants, the Warrant Shares are listed on a designated stock exchange (which currently includes the NEO Exchange and the CSE), and the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such Exempt Plan.

Notwithstanding that the Unit Shares, the Warrants and the Warrant Shares may, at a particular time, be qualified investments for a trust governed by an RRSP, RRIF, RDSP, TFSA or RESP, the annuitant of the RRSP or RRIF, the holder of the RDSP or TFSA, or the subscriber of the RESP, as the case may be (such annuitant, holder or subscriber a “Controlling Individual” of the RRSP, RRIF, RDSP, TFSA or RESP), will be subject to a penalty tax with respect to securities held in the RRSP, RRIF, RDSP, TFSA or RESP if such securities are “prohibited investments” for the RRSP, RRIF, RDSP, TFSA or RESP within the meaning of the Tax Act. Provided that the Controlling Individual of a RRSP, RRIF, RDSP, TFSA or RESP does not hold a “significant interest” (as defined in the Tax Act) in the Company and provided that such holder deals at arm’s length with the Company for the purposes of the Tax Act, the Unit Shares, the Warrants and the Warrant Shares will not be “prohibited investments” for the RRSP, RRIF, RDSP, TFSA or RESP. In general terms, a Controlling Individual of a RRSP, RRIF, RDSP, TFSA or RESP will have a significant interest in the Company if the Controlling Individual, together with any other persons and partnerships with which the Controlling Individual does not deal at arm’s length, hold, directly or indirectly through one or more trusts (including Exempt Plans), 10% or more of the value of the outstanding shares of the Company. In addition, the Unit Shares and the Warrant Shares will not be “prohibited investments” if they are “excluded property” (as defined in the Tax Act) for a trust governed by a RRSP, RRIF, TFSA, RDSP or RESP.

Investors in Units should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

DESCRIPTION OF BUSINESS

The Company

The Company was incorporated on January 12, 2018 under the Business Corporations Act (British Columbia). The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Common Shares of the Company are listed for trading on the NEO Exchange and the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the FSE under the symbol “N29”.

NexTech has four wholly-owned subsidiaries: (1) NexTech AR Solutions USA LLC, a limited liability company incorporated under the laws of the State of Delaware; (2) AR Ecommerce, LLC, a limited liability company incorporated under the laws of the State of Delaware; (3) Jolokia Corporation, a corporation incorporated under the laws of the State of California; and (4) NexTech AR Solutions Pte. Ltd., a corporation incorporated under the laws of Singapore.

Business of the Company

NexTech is a provider of augmented reality (“AR”) solutions. NexTech’s solutions provide customers with critical functionality needed to provide three dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional formats. NexTech’s solutions have the potential to be used across many verticals and is currently being utilized in e-commerce, virtual events (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment. NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects. NexTech’s technology stack is best described as having nine (9) distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile app available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

ARitize™ App

The “ARitize™ App” is a mobile app that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform, and is an end-to-end AR platform designed specifically to increase online sales for users’ ecommerce websites. The ARitize™ for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit

AR University

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

InfernoAR Platform

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An InfernoAR Platform virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

Next Level Ninjas

The “Next Level Ninjas Platform” is a software platform that allows customers to increase their brand momentum by matching products to product testers. The platform increases awareness of products and allows customers to increase accessibility of their products on various platforms.

AiR Show

The “AiR Show App” is a mobile, entertainment-based app designed to create a personalized AR concert experience. Users can watch performers as holograms in their own home and use the built-in camera features to take photos and videos to share on social media. The AiR Show App focuses on delivering an easy to use AR experience with high quality holograms and will soon allow in-app purchases to buy access to premium content.

Map Dynamics

“Map Dynamics” is a self-serve virtual events platform that allows organizers to create, host, and manage live events for over 100,000 attendees both online and in our branded native event application. The platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events.

Acquisition of Jolokia Corporation

On April 30, 2020, the Company acquired all of issued and outstanding shares of common stock of Jolokia Corporation (the “Jolokia Shares”) from the former shareholders of Jolokia Corporation (“Jolokia Sellers”) pursuant to a purchase agreement dated the same (the “Jolokia Agreement”). Pursuant to the Jolokia Agreement, the Company acquired the Jolokia Shares in consideration for 1,000,000 common shares of the Company issued at a deemed price of US$1.00 per share (the “Consideration Shares”). The Consideration Shares are also subject to voluntary resale restrictions pursuant to which 100,000 shares are released each month beginning on the date that is four months and one day after issuance with the final 100,000 share release occurring on the date that is 13 months and one day after the date of issuance.

Pursuant to the Jolokia Agreement, the Company also agreed to issue up to US$ 4,000,000 (based on a 20 day VWAP at such time) worth of common shares pro-rata to the Jolokia Sellers if during the twelve month period from the closing date, the video learning experience platform developed by Jolokia Corporation (“Jolokia”) known as the “Inferno Platform” has generated new bookings meeting certain gross revenue targets ranging from US$200,000 up to US$4,000,000.

Pursuant to the Jolokia Agreement, each of the four Jolokia Sellers entered into employment agreements with Jolokia and delivered non competition agreements and releases in favor of Jolokia and the Company on closing.

Jolokia is a private California company specializing in remote video training, live streaming software. Jolokia has certain rights, title, interest and benefit in and to intellectual property, accounts receivables and computer software with respect to its video learning experience platform known as the “Inferno Platform”.

For additional information regarding the Company and its business, please see the sections under the heading “Description of the Business” in the AIF.

RECENT DEVELOPMENTS

On July 28, 2020, NexTech appointed Ori Inbar to its board of directors (the “Board”).

On August 20, 2020, NexTech closed its marketed short-form prospectus offering pursuant to which NexTech issued 2,035,000 units at a price of $6.50 per unit for gross proceeds of $13,227,500 (the “August 2020 Offering”). The units sold pursuant to the August 2020 Offering were comprised of one Common Share and one-half of one Common Share purchase warrant. The August 2020 Offering was led by Mackie Research Capital Corporation as sole agent and sole bookrunner.

On August 25, 2020, NexTech appointed Eugen Winschel as chief operating officer of the Company.

On August 27, 2020, NexTech acquired the Next Level Ninjas Platform, an e-commerce software platform. The Next Level Ninjas Platform matches brands and product testers on its VIP product testers site, helping brands gain business momentum. The purchase price paid by NexTech for the Next Level Ninjas Platform was US$550,000 in cash.

On September 28, 2020, NexTech acquired the AiR Show App, an artificial intelligence (“AI”) code, along with a team of four AR experienced developers, from Trick 3-D. The AiR Show App is available to download on iTunes and Google Play Store. The purchase price for was US$300,000. To satisfy the purchase price, NexTech paid US$150,000 in cash and issued US$150,000 worth of Common Shares.

On October 2, 2020, NexTech appointed Dr. David Cramb to the Board, increasing the size of the Board to five members.

On November 3, 2020, NexTech announced its expansion into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, NexTech hired Yau Boon Lim, a technology industry veteran with over 25 years of experience in strategy, planning, marketing, operations and business management for various industries in the Asia-Pacific market.

On November 10, 2020, NexTech announced that it signed its first strategic partnership in the Asia-Pacific region with Coex Co., Ltd. (“Coex”), a Korean convention and exhibition centre. Coex is a global leader in meetings, incentives, conferences and events.

On November 30, 2020, NexTech acquired the hybrid event management platform Map Dynamics for $780,000 (US$600,000) in cash up front with a 12-month potential earn out of up to an additional $525,000 (US$400,000) in cash or the equivalent amount in Common Shares. Map Dynamic’s self-serve hybrid virtual events platform supports live video, chat, networking and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops and events.

On December 9, 2020, NexTech announced that it launched ARoom, a new collaborative video streaming solution with AI and AR enhancements, that integrates with its existing virtual experience platform and its ARitize software-as-a-service offerings.

On December 10, 2020, NexTech received conditional approval to list its Common Shares on the NEO Exchange.

On December 23, 2020, NexTech announced that it launched its Genie in a Bottle human hologram AR marketing platform and new e-commerce store for its TruLyfe brand of human supplements.

On January 4, 2021, NexTech announced that the NEO Exchange granted the final approval for the listing of its Common Shares. NexTech’s voluntary delisting of its Common Shares from the CSE was effective at the close of trading on January 4, 2021. On January 5, 2021, NexTech’s Common Shares began trading on the NEO Exchange under the symbol “NTAR”. On January 20, 2021, NexTech’s Common Shares were relisted on the CSE under the symbol “NTAR”.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Company’s capitalization as at September 30, 2020 (the date of the consolidated financial statements for its most recently completed interim financial period included in this Prospectus) and after giving effect to the Offering.

	As at September 30,	Outstanding as at September 30, 2020 after giving effect to	Outstanding as at September 30, 2020 after giving effect to the Offering and the Over-allotment
Description	2020	the Offering(2)	Option(2)
Common Shares(1)	74,314,893	76,924,893	77,316,393
Common Share	5,445,613	6,841,963	7,051,415
Purchase Warrants
Stock Options	5,905,334	5,905,334	5,905,334
Share Capital	$37,001,572	$50,051,572	$52,009,072
Contributed Surplus	$-	$-	$-
Net Loss and Comprehensive Loss	$(8,077,496)	$(8,077,496)	$(8,077,496)
Deficit	$(18,790,597)	$(18,790,597)	$(18,790,597)

Notes:

(1)	The Company is authorized to issue an unlimited number of Common Shares, of which 77,552,309 Common Shares are issued and outstanding as fully paid and non-assessable shares as at February 23, 2021.
(2)	This amount includes 182,700 Underwriter’s Compensation Options issuable pursuant to the Offering. The Underwriter will receive an aggregate of 210,105 Underwriter’s Compensation Options if the Over-allotment Option is exercised in full.

USE OF PROCEEDS

Principal Purposes

The gross proceeds from the Offering will be $13,050,000 ($15,007,500 if the Over-allotment Option is exercised by the Underwriter in full for an additional 391,500 Units). The estimated net proceeds received by the Company from the Offering will be approximately $12,136,500 ($13,956,975 if the Over-allotment Option is exercised in full by the Underwriter), after deducting the Underwriter Fee of $913,500 ($1,050,525 if the Over-allotment Option is exercised in full by the Underwriter), but before deducting the estimated expenses of the Offering of $350,000.

The net proceeds raised from the sale of the Units under the Offering will be used by the Company as set forth in the table below:

	Prior to the exercise of the Over-allotment Option	After the exercise of the Over-allotment Option(1)
Sales and Marketing Expenses(3)
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	$6,724,000
Research and Development(4)
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	$3,576,000
Working Capital and general corporate purposes(5)	$3,180,500	$3,656,975
TOTAL:	$12,136,500	$13,956,975	(2)

Notes:

(1)	Assumes an Offering of $13,050,000 and the exercise of the Over-allotment Option in full.
(2)	The Company expects to use any proceeds received from the exercise of the Over-allotment Option for working capital and general corporate purposes.
(3)	This amount includes sales and marketing costs associated with geographic expansion, targeting verticals in telemedicine, education, virtual conferences, virtual tradeshows, eCommerce, 3D advertising and ARitize360. This amount specifically includes hiring sales and marketing personnel and the costs associated with advertising strategies.
(4)	This amount includes research and development costs associated with further developing the Company’s technology stack including the InfernoAR Platform and AR 3D Ads network, and further developing the Company’s technology stack specifically around telemedicine, education, virtual conferences, virtual tradeshows, eCommerce, 3D advertising and ARitize360. This amount specifically includes hiring developers, 3D modelers and project managers in support of the foregoing.
(5)	This amount includes general corporate and administrative costs including travel expenses, professional, legal and consulting fees, marketing and promotion expenses, office and insurance, regulatory and compliance fees.

The Company may also use a portion of the net proceeds to expand its current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, the Company has no agreements or commitments with respect to any acquisitions or investments at this time.

Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the proceeds may vary depending on future developments or unforeseen events, including developments or events resulting from the COVID-19 outbreak. There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus. Any such reallocations will be determined at the discretion of the Company’s management and there can be no assurance as of the date of this Prospectus as to how those funds may be reallocated. Management will have discretion concerning the use of the proceeds, as well as the timing of their expenditure. To the extent the Company requires additional capital, it may raise funds through debt and equity financing in the future. See “Risk Factors –Use of Proceeds”.

The Company reported negative operating cash flows from operations for the seven months ended December 31, 2019 and for the nine-month period ended September 30, 2020. It is anticipated that the Company will continue to report negative operating cash flows in future periods. It is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flows. See “Risk Factors”.

Business Objectives and Milestones

The principal business objectives of the Company are focused on the scaling of the InfernoAR Platform, the ARitize™ for eCommerce component of the NexTech AR platform and the AR 3D Ads network and the continued enhancement of the Company’s ARitize™ and ARitize360 applications which are both available in the app stores for Android and iOS devices.

The milestones (including estimated costs and timelines) that the Company intends to meet with the net proceeds of the Offering (assuming the completion of an Offering of $13,050,000 and prior to the exercise of the Over-allotment Option) in order to accomplish its business objective are as follows:

●	Hire new sales and marketing personnel and employ new advertising strategies to expand the Company’s customer base into new geographic regions. (Q1 2021 to Q1 2022) - $2,956,000

●	Investment into the technology stack to expand on and build a unified platform offering. This includes expanding the InfernoAR Platform as well as the Map Dynamics video conferencing capabilities, including ARoom, data analytics and chat functionality. (Q1 2021 to Q3 2021) - $2,000,000

●	Build out the Company’s AR 3D Ads network and hiring sales team. (Q1 2021 to Q3 2021]) - $1,500,000

●	Purchase of additional inventory (Q3 2021 to Q4 2021) - $2,000,000

●	Hire additional personnel for out AI capabilities. (Q1 2021 to Q3 2021) - $500,000

●	Operate and maintain the Company’s business, operations and activities (Q1 2021 to Q1 -2022) - $3,180,500

The Company expects to use any proceeds received from the exercise of the Over-allotment Option for working capital and general corporate purposes.

Expansion of InfernoAR Platform Video Conferencing capabilities into Telemedicine and Education Industries

The Company has initially expanded the InfernoAR Platform video conferencing capabilities into higher education as it has signed its first contract with Ryerson University. See “Other Information – News Releases” News Release dated July 30, 2020 entitled “Ryerson University Chooses NexTech's InfernoAR For Augmented Reality Remote Learning Solutions” for additional information. As many universities are increasing their online course offerings and online presence, the Company is ensuring it is positioned to offer its augmented reality and video-based learning platform to these universities. The Company’s aims to assist universities to: take their course offerings and workshops online; create lab experiences with live demonstrations; manage course content; ensure interactivity with Q&A and live sessions; validate courses with pre and post-assessments; track students’ grades and completion rates; use augmented reality to keep students engaged; provide detailed explanations of models and course material; and host school fairs virtually to inform current students of clubs and upcoming events.

In addition, the Company plans to expand the InfernoAR Platform video conferencing and augmented reality capabilities into the telemedicine market. However it has not launched a product yet for this industry. The Company aims to create a technology platform to provide comprehensive virtual healthcare services to medical patients. In particular, the platform would be designed to provide a healthcare experience by digitizing the delivery of healthcare services using augmented reality.

The Company intends to spend the funds available to it as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the AIF.

Use of Proceeds from Previous Financings

August 2020 Financing

On August 20, 2020, the Company completed a marketed short form prospectus offering of 2,035,000 units of the Company at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit sold pursuant to the August 2020 Offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $ 8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes	Sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes	$3,900,000	$9,327,500	$13,227,500	$9,327,500

June 2020 Financing

On June 17, 2020, the Company completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	nil	$3,027,366	$3,027,366	$3,027,366

November 2019 Financing

On November 22, 2019, the Company completed a private placement of 4,000,000 units at a price of $0.75 per unit for gross proceeds of $3,000,000. Each unit consisted of one Common Share and one transferable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $0.93 per share for a period of two years, subject to accelerated expiry provisions. The Company disclosed that the use of proceeds will be used for increasing the sales team, pursuing M&A opportunities, and general working capital purposes.

Description	Prior Disclosure	Actual Spent		Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$2,861,260	(1)	$0	$0	$0

Note:

(1)	The Company applied the net proceeds of $2,861,260 to increasing the Company’s sales team, pursuing M&A opportunities, and general working capital purposes.

August 2019 Financing

On August 16, 2019, the Company completed a private placement of 1,936,299 units at a price of $0.60 per unit for gross proceeds of $1,161,780. Each unit consisted of one Common Share and one-half of one transferable share purchase warrant. Each warrant is exercisable into one additional Common Share at a price of $ 0.75 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that proceeds of the Offering will be used for, including, but not limited to, hiring additional sales professionals and continuing to accelerate development of its ARitize™ Hollywood Studios.

Description	Prior Disclosure	Actual Spent		Remaining	Total	Variance
Sales and Marketing, Research and Development, General Administrative	Hiring sales professional and continuing to accelerate development of ARitize Hollywood Studios	$1,159,541	(1)	$0	$0	$0

Note:

(2)	The Company applied the net proceeds of $1,159,541 to sales and marketing, research and development, and general administrative expenses.

OTHER INFORMATION

Stock options and other compensation securities

The following table provides information on all compensation securities granted or issued to each director and Named Executive Officer (“NEO”) by the Company or one of its subsidiaries in the seven months ended December 31, 2019 for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Evan Gappelberg(1)	Stock Options	N/A	N/A	N/A	N/A	N/A	N/A
CEO and Director	Common Shares(7)	41,250	Accrued in Dec. 2019	$0.80	N/A	N/A	N/A
Kashif Malik(2)	Stock Options	650,000	Oct. 10, 2019	$0.84	$0.80	$1.88	Oct. 10, 2022
CFO	Common Shares(7)	47,000	Accrued in Dec. 2019	$0.80	N/A	N/A	N/A
Paul Duffy (3)	Stock Options	125,000	Aug. 19, 2019	$0.75	$0.70	$1.88	Aug. 19, 2022
President and Director	Common Shares(7)	25,000	Accrued in Dec. 2019	$0.80	N/A	N/A	N/A
Belinda Tyldesley(4)	Stock Options	N/A	N/A	N/A	N/A	N/A	N/A
Director and Corporate Secretary	Common Shares	N/A	N/A	N/A	N/A	N/A	N/A
David Miles (5)	Stock Options	N/A	N/A	N/A	N/A	N/A	N/A
Former CFO	Common Shares(7)	N/A	N/A	N/A	N/A	N/A	N/A
Reuben Tozman(6)	Stock Options	N/A	N/A	N/A	N/A	N/A	N/A
Former Director	Common Shares(7)	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	As at December 31, 2019, Mr. Gappelberg held 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021
(2)	As at December 31, 2019, Mr. Malik held 650,000 stock options exercisable at a price of $0.84 per share until October 10, 2022.
(3)	As at December 31, 2019, Mr. Duffy held 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021, 125,000 stock options exercisable at a price of $0.75 per share until August 19, 2022.
(4)	As at December 31, 2019, Ms. Tyldesley 60,000 stock options exercisable at a price of $0.25 per share until November 2, 2021.
(5)	Mr. Miles was appointed as the Company’s CFO on March 26, 2018 and resigned as the CFO on October 10, 2019. As at December 31, 2019, Mr. Miles held Nil options exercisable.
(6)	As at December 31, 2019, Mr. Tozman held 940,000 stock options exercisable at a price of $0.29 per share until November 1, 2021. Mr. Tozman was appointed to the board of directors on February 8, 2018 and as the Company’s Chief Operating Officer on June 14, 2018 and resigned as a director and officer effective October 10, 2019.
(7)	These Common Shares were issued in consideration for services rendered to the Company by the director and/or officer in order to preserve the Company’s cash.

Compensation Discussion and analysis

Cash Salary

The Compensation Committee and the Board approve the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, experience, proven or expected performance, and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Base salary is not evaluated against a formal “peer group”. The Company’s Compensation Committee relies on the general experience of its members in setting base salary amounts. The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

The App Portfolio

In the early stages of the Company’s business and development, the Company acquired and entered into licensing agreements that gave the Company access to underlying patents and patent-pending technology as well as portfolio of gaming and all-in-one applications known as the “All-In-One-App Portfolio” which was comprised of over 200 apps (the “App Portfolio”). As the Company continued to develop its stack of technology and formulate innovative solutions, the Company determined that its internally developed technology was more suitable for its current business operations and, as a result, the Company has focused its attention away from the patents under license and the App Portfolio.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell, and the Underwriter has agreed to purchase or arrange for the purchase for resale, on the Closing Date, all but not less than all of an aggregate of 2,610,000 Units, at the Offering Price, payable in cash to the Company against delivery of the Units, subject to the terms and conditions of the Underwriting Agreement. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of “disaster out”, “material change out” and “breach out” termination provisions in the Underwriting Agreement, and may also be terminated upon the occurrence of certain other stated events. The Offering Price and certain terms of the Offering were determined by negotiation between the Company and the Underwriter. Among the factors considered in determining the Offering Price were the market price of the Common Shares, prevailing market conditions, the historical performance and capital structure of the Company, the Underwriter’s estimate of the business potential and earnings prospects of the Company, the availability of comparable investments, an overall assessment of management of the Company and the consideration of the foregoing factors in relation to market valuation of companies in related businesses.

In consideration for the services rendered by the Underwriter in connection with the Offering, the Underwriter will be paid a cash fee equal to 7.0% of the gross proceeds of the Offering (including any gross proceeds raised on the exercise of the Over-allotment Option). As additional compensation for services rendered, the Underwriter shall be issued Underwriter’s Compensation Options to purchase that number of Underwriter’s Units as is equal to 7.0% of the Units sold pursuant to the Offering (including any Over-allotment Units). The Underwriter’s Compensation Options may be exercised in whole or in part upon the payment of the exercise price of $5.00 per Underwriter’s Unit, at any time prior to 4:00 p.m. (Vancouver time) on the date which is twenty-four (24) months from the closing date of the Offering. Each Underwriter’s Unit is comprised of one Underwriter’s Share and one-half of one Underwriter’s Warrant. Each whole Underwriter’s Warrant entitles the Underwriter to acquire one Underwriter’s Warrant Share at a price of $6.00 per Underwriter’s Warrant Share for a period of 24 months from the closing date of the Offering, subject to the Accelerated Exercise Period.

In addition, the Company has granted the Underwriter the Over-allotment Option, exercisable in whole or in part, at the discretion of the Underwriter, at any time up to 30 days following the Closing Date, to sell up to an additional 15% of the number of Units sold pursuant to the Offering on the same terms and conditions as the Offering. The Over-allotment Option may be exercised by the Underwriter: (i) to sell Over-allotment Units at the Offering Price, or (ii) to sell Over-allotment Shares at a price of $4.7286 per Over-allotment Share, or (iii) to sell Over-allotment Warrants at a price of $0.5429 per Over-allotment Warrant, or (iv) to sell any combination of Over-allotment Units, Over-allotment Shares and Over-allotment Warrants, so long as the aggregate number of Over-allotment shares and Over-allotment Warrants that may be issued under the Over-allotment Option does not exceed 391,500 Over-allotment Shares and 195,750 Over-allotment Warrants. If the Over-allotment Option is exercised in full, the total price to the public, the Underwriter Fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $15,007,500, $1,050,525 and $13,956,975, respectively.

This Prospectus qualifies the distribution of the Units (including any Over-allotment Securities). This Prospectus also qualifies the distribution of the Underwriter’s Compensation Options issued to the Underwriter (including in respect of any Underwriter’s Compensation Options issuable in respect of any exercise of the Over-allotment Option).

Under the terms and conditions of the Underwriting Agreement, the Company has agreed to indemnify and save harmless the Underwriter, and each of its affiliates, directors, officers, employees and partners against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or contribute to any payments the Underwriter may be required to make in the foregoing respect.

A purchaser who acquires the Securities (including any Over-allotment Securities forming part of the Underwriter’s over-allocation position) acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases.

The closing of the Offering is expected to occur on or about March 11, 2021 or such later date as the Company and the Underwriter may agree.

Subject to applicable laws and in connection with this Offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice. Registration of interests in and transfers of Units held through CDS or its nominee will be made electronically through the NCI system of CDS. Units registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Units will receive only a customer confirmation from the registered dealer, which is a CDS participant, and from or through which Units are purchased.

Under the Underwriting Agreement, the Company has agreed with the Underwriter that it will not, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, for a period of 90 days from the Closing Date, offer, announce the offering of, make any agreement to issue any equity or debt securities or securities convertible or exercisable into equity or debt securities of the Company except in connection with: (i) the Offering; (ii) the grant or exercise of share purchase options and other similar issuances pursuant to the Company’s share compensation arrangements; (iii) acquisitions; (iv) the exercise of any outstanding warrants, options, rights or other convertible securities; (v) to satisfy existing contractual obligations (including under the Company’s shareholder rights plan); and (vi) for the purposes of a NASDAQ offering on such terms that is no less than the price and terms of the Offering or on such price and terms in favour of the Underwriter and purchasers of the Offering (the “NASDAQ Offering”).

In addition, under the Underwriting Agreement, the Company has agreed to cause its directors, senior officers, insiders of the Company and existing shareholders with over 5% pro-forma ownership, to enter into lock up agreements in favour of the Underwriter, under which each of such individuals will agree, for a period of 90 days after the Closing Date, not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Company held by them, directly or indirectly, without the prior written consent of the Underwriter, which consent will not be unreasonably withheld or delayed. The Underwriter’s consent shall not be required in connection with (a) the exercise of previously issued options or other convertible securities, (b) transfers among a shareholder’s affiliates for tax or other planning purposes, (c) a tender or sale by a shareholder of securities of the Company in or pursuant to a take-over bid or similar transaction involving a change of control of the Company, or (d) a secondary sale of Common Shares by directors, senior officers, insiders of the Company and existing shareholders with over 5% pro-forma ownership, of the Company pursuant to the NASDAQ Offering.

The Units will be offered for sale in each of the provinces of Canada, except Quebec, through the Underwriter or its affiliates who are registered to offer the Units in such provinces and such other registered dealers as may be designated by the Underwriter.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Securities in the United States. The Unit Shares and the Warrants (and the Warrant Shares issuable upon exercise thereof), offered hereby have not been and will not be registered under the 1933 Act, or any securities laws of any state of the United States, and may not be offered or sold within the United States, except in transactions registered under the 1933 Act or exempt from the registration requirements of the 1933 Act and in accordance with all applicable laws of any state of the United States.

The Company will apply to list the Unit Shares, the Warrant Shares, the Underwriter’s Shares and the Underwriter’s Warrant Shares on the NEO Exchange and CSE. Listing of such securities will be subject to the Company fulfilling all of the listing requirements of the NEO Exchange and CSE.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

The Unit Shares, the Warrant Shares, the Underwriter’s Shares and the Underwriter’s Warrant Shares are designated as Common Shares under the Company’s Articles.

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at February 23, 2021, there were 77,552,309 Common Shares issued and outstanding. There are options outstanding to purchase up to 5,840,000 Common Shares at exercise prices ranging from $0.25 to 7.24. There are warrants outstanding to purchase up to 3,532,474 Common Shares at exercise prices ranging from $0.70 to $8.00.

The holders of Common Shares are entitled to notice of, to attend, and to vote at all meetings of the Company’s shareholders. The Common Shares are entitled to receive dividends if, as and when declared by the directors, and rank pari passu with one another in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, retraction, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Common Shares by the Company except as otherwise set out herein and to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

Warrants

The following is a summary of the material attributes and characteristics of the Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which will be filed with the applicable Canadian securities regulatory authorities and will be available on SEDAR at www.sedar.com.

General

Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of $6.00 prior to 4:00 p.m. (Vancouver time) for a period of two years following the date of issuance of such Warrants, subject to adjustment in certain customary events, after which time the Warrants will expire, subject to an accelerated expiry if the volume-weighted average price of the Common Shares on the NEO Exchange (or such other stock exchange where the majority of the trading volume occurs) exceeds $10.00 for 15 consecutive trading days. At any time after such an occurrence, the Company may give written notice (via news release) to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date.

The Warrants will be issued under and governed by the terms of the Warrant Indenture to be entered into on the Closing Date between the Company and Computershare, as warrant agent. The Company will appoint the principal transfer office of Computershare in Vancouver, British Columbia as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Company may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants or options);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “Current Market Price” (“Current Market Price” will be defined in the Warrant Indenture as the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty consecutive trading days ending five days prior to such date on the NEO Exchange) for the Common Shares on such record date; and

(e)	the distribution to all or substantially all of the holders of the Common Shares of securities of any class, whether of the Company or any other entity (other than the Common Shares), rights, options or warrants to subscribe for or purchase Common Shares or securities exchangeable or convertible into any Common Shares (other than pursuant to a “Rights Offering”, as will be defined in the Warrant Indenture), evidences of indebtedness or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the following additional events:

(a)	reclassifications of the Common Shares;

(b)	consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Computershare and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such event, if any.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture will provide that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including for curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing of at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of the then outstanding Warrants.

The Warrants and the Warrant Shares issuable upon the exercise of the Warrants have not been and will not be registered under the 1933 Act or any state securities laws. The Warrants will not be exercisable by, or on behalf of, a person in the United States or a U.S. person (as defined in Regulation S under the 1933 Act), nor will any certificates representing the Warrant Shares issuable upon exercise of the Warrants be registered or delivered to an address in the United States, unless an exemption from the registration requirements of the 1933 Act and any applicable state securities laws is available and the Company has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to the Company; provided, however, that a holder who is a qualified institutional buyer at the time of exercise of the Warrants will not be required to deliver an opinion of counsel in connection with the exercise of Warrants that are a part of those Units.

Underwriter’s Compensation Options

The Company has agreed to issue Underwriter’s Compensation Options, the distribution of which are qualified by this Prospectus. The Underwriter’s Compensation Options will entitle the Underwriter to purchase such number of Underwriter’s Units as is equal to 7.0% of the number of Units sold in the Offering (including any Over-allotment Units issued upon the exercise of the Over-allotment Option). The Underwriter’s Compensation Options may be exercised in whole or in part upon the payment of the exercise price of $5.00 per Underwriter’s Unit, at any time prior to 4:00 p.m. (Vancouver time) on the date which is twenty-four (24) months from the Closing Date. Each Underwriter’s Unit is comprised of one Underwriter’s Share and one-half of one non-transferable Underwriter’s Warrant. Each whole Underwriter’s Warrant entitles the Underwriter to acquire one Underwriter’s Warrant Share at a price of $6.00 per Underwriter’s Warrant Share for a period of 24 months from the Closing Date, subject to the Accelerated Exercise Period.

The Underwriter’s Compensation Options may be exercised by the Underwriter to purchase Underwriter’s Units on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) payment of the exercise price for the number of Underwriter’s Units with respect to which the Underwriter’s Compensation Options are being exercised. The Underwriter’s Compensation Options may be exercised in whole or in part, but only for full Underwriter’s Units.

The Underwriter’s Shares and the Underwriter’s Warrant Shares will be, when issued and paid for in accordance with the Underwriter’s Units and the Underwriter’s Warrants, duly authorized, validly issued and fully paid and non-assessable. The Company will authorize and reserve at least that number of Common Shares as is equal to the number of Underwriter’s Shares and Underwriter’s Warrant Shares issuable upon exercise of all outstanding Underwriter’s Units and Underwriter’s Warrants. The Underwriter’s Shares and the Underwriter’s Warrant Shares will be Common Shares, the material attributes of which are described above.

The exercise price and the number of Underwriter’s Shares and Underwriter’s Warrants, and Underwriter’s Warrant Shares, issuable upon the exercise of each Underwriter’s Unit and Underwriter’s Warrant, respectively, are subject to adjustment upon the happening of certain events, such as a distribution on the Common Shares, or a subdivision, consolidation or reclassification of the Common Shares. In addition, upon any fundamental transaction, such as a merger, arrangement, consolidation, sale of all or substantially all of our assets, share exchange or business combination, the Underwriter’s Units and the Underwriter’s Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately on such event.

The Company is not required to issue fractional shares upon the exercise of the Underwriter’s Units and the Underwriter’s Warrants. Instead, the Company may round down to the next whole Common Share.

The Underwriter’s Compensation Options are non-transferable, and will not be listed or quoted on any securities exchange. The holders of the Underwriter’s Compensation Options do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Underwriter’s Compensation Options and receive Underwriter’s Shares.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company issued the following Common Shares and securities convertible or exchangeable for Common Shares.

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security		Description of Transaction
February 25, 2020	Stock Options	850,000	(1)		$1.89	Grant of stock options
February 26, 2020	Common Shares	5,000			$0.70	Exercise of warrants
March 4, 2020	Common Shares	109,373			$0.80	Shares for services
March 10, 2020	Common Shares	100,000			$0.70	Exercise of warrants
March 16, 2020	Common Shares	100,000			$0.70	Exercise of warrants
March 27, 2020	Common Shares	50,000			$0.93	Exercise of warrants
March 30, 2020	Common Shares	112,066			$0.80	Shares for services
March 30, 2020	Common Shares	156,035			$0.93	Exercise of warrants
March 30, 2020	Common Shares	940,000			$0.29	Exercise of stock options
April 9, 2020	Stock Options	1,020,000	(2)		$1.34	Grant of stock options
April 14, 2020	Common Shares	50,000			$0.93	Exercise of warrants
April 14, 2020	Common Shares	25,000			$0.25	Exercise of stock options
April 15, 2020	Common Shares	166,187			$0.93	Exercise of broker warrants
April 19, 2020	Common Shares	167,672			$0.60	Convertible debenture – exercise of conversion rights
April 20, 2020	Common Shares	33,333			$0.93	Exercise of warrants
April 27, 2020	Common Shares	50,000			$0.93	Exercise of warrants
April 30, 2020	Common Shares	1,000,000		US$	1.00	Issued pursuant to a share purchase agreement
April 30, 2020	Common Shares	99,267			$0.80	Shares for services
April 30, 2020	Common Shares	100,000			$0.70	Exercise of warrants
May 5, 2020	Common Shares	1,236,444			$0.60	Convertible debenture – exercise of conversion rights

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
May 7, 2020	Common Shares	20,833		$0.83	Exercise of stock options
May 11, 2020	Common Shares	83,333		$0.93	Exercise of warrants
May 11, 2020	Common Shares	50,000		$0.70	Exercise of warrants
May 15, 2020	Common Shares	290,000		$0.93	Exercise of warrants
May 20, 2020	Common Shares	106,001		$0.93	Exercise of warrants
May 20, 2020	Common Shares	29,000		$0.25	Exercise of stock options
May 25, 2020	Common Shares	80,000		$0.93	Exercise of warrants
May 25, 2020	Common Shares	25,000		$0.75	Exercise of warrants
May 25, 2020	Common Shares	32,500		$0.29	Exercise of stock options
May 28, 2020	Common Shares	20,833		$0.84	Exercise of stock options
June 1, 2020	Common Shares	101,061		$0.80	Shares for services
June 1, 2020	Common Shares	100,000		$0.70	Exercise of warrants
June 3, 2020	Stock Options	200,000	(3)	$2.28	Grant of stock options
June 4, 2020	Common Shares	83,000		$0.70	Exercise of warrants
June 8, 2020	Common Shares	158,595		$0.93	Exercise of warrants
June 10, 2020	Common Shares	100,000		$0.70	Exercise of warrants
June 12, 2020	Common Shares	7,500		$0.70	Exercise of warrants
June 17, 2020	Common Shares	1,528,036		$2.10	Private placement
June 17, 2020	Warrants	764,018	(4)	$3.00	Private placement
June 17, 2020	Broker Warrants	86,433	(5)	$2.19	Commission on private placement
June 19, 2020	Stock Options	1,000,000	(6)	$2.20	Grant of stock options
June 26, 2020	Common Shares	50,000		$0.29	Exercise of stock options
June 26, 2020	Common Shares	5,000		$0.25	Exercise of stock options

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
June 29, 2020	Common Shares	5,000		$0.25	Exercise of stock options
June 29, 2020	Common Shares	131,337		$0.80	Shares for services
June 29, 2020	Common Shares	30,000		$0.93	Exercise of warrants
June 30, 2020	Common Shares	3,000		$0.25	Exercise of stock options
July 2, 2020	Stock Options	350,000	(7)	$5.10	Grant of stock options
July 2, 2020	Common Shares	26,650		$0.75	Exercise of warrants
July 2, 2020	Common Shares	50,000		$0.93	Exercise of warrants
July 2, 2020	Common Shares	50,000		$0.29	Exercise of stock options
July 3, 2020	Common Shares	100,000		$0.70	Exercise of warrants
July 3, 2020	Common Shares	168,333		$0.93	Exercise of warrants
July 9, 2020	Common Shares	5,000		$0.70	Exercise of warrants
July 9, 2020	Stock Options	50,000	(8)	$6.20	Grant of stock options
July 9, 2020	Common Shares	145,100		$0.93	Exercise of warrants
July 10, 2020	Common Shares	90,000		$0.93	Exercise of warrants
July 10, 2020	Common Shares	150,000		$2.00	Exercise of stock options
July 13, 2020	Stock Options	300,000	(9)	$8.35	Grant of stock options
July 13, 2020	Common Shares	25,000		$0.84	Exercise of stock options
July 13, 2020	Common Shares	200,000		$0.75	Exercise of warrants
July 14, 2020	Common Shares	27,541		$0.75	Exercise of warrants
July 21, 2020	Common Shares	12,000		$0.93	Exercise of warrants
July 21, 2020	Common Shares	250,000		$0.70	Exercise of warrants
July 22, 2020	Common Shares	10,000		$0.70	Exercise of warrants
July 28, 2020	Stock Options	50,000	(10)	$6.65	Grant of stock options

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
July 30, 2020	Common Shares	40,000		$0.93	Exercise of warrants
July 30, 2020	Common Shares	10,000		$0.29	Exercise of stock options
July 31, 2020	Common Shares	132,909		$0.80	Shares for services
August 4, 2020	Common Shares	150,000		$0.75	Exercise of warrants
August 20, 2020	Common Shares	2,035,000		$6.50	Public offering
August 20, 2020	Warrants	1,017,500	(11)	$8.00	Public offering
August 20, 2020	Broker Warrants	142,450	(12)	$6.50	Commission on public offering
August 25, 2020	Common Shares	90,000		$0.60	Exercise of stock options
August 25, 2020	Common Shares	190,000		$0.29	Exercise of stock options
August 25, 2020	Stock Options	550,000	(13)	$5.88	Grant of stock options
August 27, 2020	Common Shares	200,000		$0.93	Exercise of warrants
August 31, 2020	Common Shares	688		$3.00	Shares for services
August 31, 2020	Common Shares	105,248		$0.80	Shares for services
September 14, 2020	Common Shares	750,000		$0.05	Exercise of warrants
September 24, 2020	Common Shares	15,000		$0.80	Exercise of warrants
September 30, 2020	Stock Options	955,000	(14)	$5.59	Grant of stock options
October 1, 2020	Common Shares	37,500		$5.35	Issued pursuant to asset purchase
October 2, 2020	Stock Options	50,000	(15)	$5.76	Grant of stock options
October 6, 2020	Common Shares	150,000		$3.00	Exercise of warrants
October 9, 2020	Common Shares	33,000		$0.93	Exercise of warrants
October 13, 2020	Common Shares	45,000		$0.60	Exercise of stock options
October 13, 2020	Common Shares	18,800		$0.93	Exercise of warrants
October 14, 2020	Common Shares	86,433		$2.19	Exercise of warrants

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
October 14, 2020	Common Shares	3,731		$0.70	Exercise of warrants
October 14, 2020	Common Shares	350,000		$0.93	Exercise of warrants
October 14, 2020	Common Shares	70,000		$3.00	Exercise of warrants
October 14, 2020	Common Shares	147,500		$0.70	Exercise of warrants
October 14, 2020	Common Shares	175,000		$0.93	Exercise of warrants
October 14, 2020	Common Shares	50,150		$3.00	Exercise of warrants
October 14, 2020	Common Shares	7,500		$3.00	Exercise of warrants
October 14, 2020	Common Shares	119,048		$3.00	Exercise of warrants
October 15, 2020	Common Shares	140,000		$3.00	Exercise of warrants
October 15, 2020	Common Shares	53,510		$3.00	Exercise of warrants
October 21, 2020	Common Shares	433,500		$0.80	Shares for services
October 26, 2020	Common Shares	20,000		$1.34	Exercise of stock options
October 28, 2020	Common Shares	33,334		$0.65	Exercise of stock options
October 30, 2020	Common Shares	62,600		$8.00	Exercise of warrants
November 3, 2020	Common Shares	25,000		$0.84	Exercise of stock options
November 12, 2020	Stock Options	200,000	(16)	$7.70	Grant of stock options
November 13, 2020	Common Shares	10,000		$1.34	Exercise of stock options
November 13, 2020	Common Shares	4,555		$7.70	Shares for services
November 18, 2020	Stock Options	500,000	(17)	$7.24	Grant of stock options
November 27, 2020	Common Shares	23,810		$3.00	Exercise of warrants
November 27, 2020	Common Shares	25,000		$0.70	Exercise of warrants
December 7, 2020	Common Shares	100,000		$0.93	Exercise of warrants
December 11, 2020	Stock Options	33,000	(17)	$6.51	Grant of stock options

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
December 21, 2020	Common Shares	250,000		$0.70	Exercise of warrants
December 21, 2020	Common Shares	250,000		$0.84	Exercise of stock options
December 21, 2020	Common Shares	7,000		$1.34	Exercise of stock options
December 23, 2020	Common Shares	25,000		$2.20	Exercise of stock options
December 23, 2020	Stock Options	175,000	(18)	$6.64	Grant of stock options
December 31, 2020	Common Shares	40,000		$0.93	Exercise of warrants
January 5, 2021	Common Shares	10,000		$1.34	Exercise of stock options
January 5, 2021	Stock Options	200,000	(19)	$6.85	Grant of stock options
January 13, 2021	Common Shares	(4,555)		-	Return to Treasury
January 13, 2021	Stock Options	45,000	(20)	$5.80	Grant of stock options
January 26, 2021	Common Shares	225,000		$0.70	Exercise of warrants
January 26, 2021	Stock Options	5,000	(21)	$5.00	Grant of stock options
January 27, 2021	Stock Options	15,000	(22)	$5.35	Grant of stock options
February 3, 2021	Stock Options	27,000	(23)	$6.60	Grant of stock options
February 5, 2021	Common Shares	200,000		$6.61	Shares for services
February 12, 2021	Common Shares	10,000		$1.34	Exercise of stock options

Notes:

(1)	These stock options were set to expire on February 25, 2023, but were cancelled on April 9, 2020.
(2)	These stock options expire on April 9, 2023.
(3)	These stock options expire on June 3, 2023.
(4)	These warrants expire on June 18, 2022, subject to an acceleration clause.
(5)	These warrants expire on June 18, 2022, subject to an acceleration clause.
(6)	These stock options expire on June 19, 2023.
(7)	These stock options expire on July 2, 2023.
(8)	These stock options expire on July 9, 2023.
(9)	These stock options expire on July 13, 2023.
(10)	These stock options expire on July 28, 2023.
(11)	These warrants expire on August 20, 2022, subject to an acceleration clause.
(12)	These warrants expire on August 20, 2022.
(13)	These stock options expire on August 25, 2023.
(14)	These stock options expire on September 30, 2023.
(15)	These stock options expire on October 2, 2023.

(16)	These stock options expire on November 12, 2023.
(17)	These stock options expire on November 18, 2023.
(18)	These stock options expire on December 23, 2023.
(19)	These stock options expire on January 5, 2024.
(20)	These stock options expire on January 13, 2024.
(21)	These stock options expire on January 26, 2024.
(22)	These stock options expire on January 27, 2024.
(23)	These stock options expire on February 3, 2024.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the NEO Exchange and the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the FSE under the symbol “N29”. The following table sets forth the price range and volume of trading of the Common Shares on the NEO Exchange and CSE during the 12 months preceding the date of this Prospectus.

NEO Exchange

(prices in Canadian dollars)

Month	High	Low	Volume
February 1 to 23, 2021	$6.90	$4.89	2,437,707
January 5 to 31 2021(1)	$7.27	$4.73	4,242,226

Note:

(1)	The Common Shares were listed on the NEO Exchange on January 5, 2021

CSE

(prices in Canadian dollars)

Month	High	Low	Volume
February 1 to 23, 2021	$6.90	$4.88	2,432,834
January 2021(1)	$6.88	$4.71	973,714
December 2020	$7.67	$6.16	3,605,828
November 2020	$8.31	$5.90	4,751,433
October 2020	$9.14	$5.54	6,204,223
September 2020	$6.19	$4.27	4,059,678
August 2020	$6.55	$4.80	4,544,403
July 2020	$10.08	$3.91	22,594,093
June 2020	$6.49	$2.08	11,568,458
May 2020	$3.04	$1.55	5,547,299
April 2020	$1.95	$0.89	3,470,376
March 2020	$1.74	$0.78	4,484,490
February 2020	$2.98	$1.10	8,860,685

Note:

(1)	The Company delisted from the CSE on January 4, 2021 and relisted on the CSE on January 20, 2021.

On February 23, 2021, the last reported sale price of the Common Shares on: (i) the NEO Exchange was $5.10 per Common Share, (ii) the CSE was $5.12 per Common Share, (iii) the OTCQB was US$4.07 per Common Share, and (iv) the FSE was €3.24 per Common Share.

The Company has also applied to list the Common Shares on the NASDAQ Capital Market. There is no guarantee that the Company will satisfy the conditions required to list the Common Shares on the NASDAQ Capital Market.

RISK FACTORS

An investment in the Units of the Company should be considered highly speculative and involves certain risks. When evaluating the Company and its business, prospective purchasers of the Units should carefully consider the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including the risks identified and discussed under the heading “Risk Factors” in the AIF.

There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in the AIF actually occur, then the Company’s business, financial condition and operating results could be adversely affected.

The risks and uncertainties described or incorporated by reference herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also adversely affect the Company and its business. Investors should consult with their professional advisors to assess any investment in the Company.

Risks Related to the Business

Negative Operating Cash Flow.

The Company reported negative operating cash flows for the seven months ended December 31, 2019 and for the nine-month period ended September 30, 2020. It is anticipated that the Company will continue to report negative operating cash flows in future periods. It is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flows. See “Use of Proceeds”.

Inability to Protect Intellectual Property

The Company owns certain material intellectual property which is not yet registered. The Company may file patent, trademark and copyright applications in the United States, Canada and in other foreign countries as part of its strategy to protect its intellectual property. However, these registrations may provide only limited protection of the Company’s intellectual property.

The Company may be unable to obtain registrations for its intellectual property rights for various reasons, including refusal by regulatory authorities to register trademarks or other intellectual property protections, prior registrations of which it is not aware, or it may encounter claims from prior users of similar intellectual property in areas where it operates or intends to conduct operations. There can be no assurances that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or independent third-party development of the Company’s intellectual property.

Additional Financing

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its current business strategy. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Achieving our projected development goals in the announced and expected time frames

From time to time, the Company sets goals for, and makes statements regarding, the expectations and timing of the accomplishment of certain objectives that are material to our success. The actual timing of these events can vary dramatically. If the Company fails to achieve one or more of these milestones as planned, there is a risk that the Company’s operations, financial condition and the price of the Company’s Common Shares could be materially adversely affected. In the past, following periods of volatility in the market price of public company securities, shareholders have often instituted class action securities litigation against those companies. There is a risk that the Company could be subject to such litigation.

Risk Factors Related to Cybersecurity

The Company’s reliance on information technology to manage its business exposes the Company to potential risks related to cybersecurity attacks and unauthorized access to the Company’s confidential information, through hacking, viruses and otherwise (collectively “cybersecurity threats”). Despite security measures in place, the Company’s systems, assets and information could be vulnerable to cybersecurity threats and other data security breaches that could cause system failures, disrupt operations and cause the release of sensitive or confidential information. Should such cybersecurity threats materialize, the Company could suffer costs, losses and damages; all or some of which may not be recoverable.

COVID-19 Outbreak

The outbreak of the COVID-19 pandemic and government actions to address it may have a material adverse effect on the Company’s business, financial conditions and results of operation, all of which could be rapid and unexpected. The Company may face disruption to operations and impacts on economic activity in affected countries or regions. COVID-19 may prevent or cause delays in delivering the Company’s technology and services, whether by direct impacts to its operations or impacts to the operations of its customers or financial markets. The Company’s strategic partnerships may similarly be affected.

The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration. The COVID-19 pandemic could: negatively impact the Company’s technology; impact its customers' and partners' operations; and result in government regulation that may adversely impact its business. COVID-19 may also represent a serious threat to the Company maintaining a skilled workforce and could be a healthcare challenge for the Company, its customers and partners. Additional cybersecurity risks also exist due to personnel working remotely. The duration of the COVID-19 outbreak and the resultant government response actions, business closures and business disruptions, can all have an impact on the Company's operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets which may reduce share prices and financial liquidity and thereby limit the capital available to the Company.

Risks Related to the Offering

Completion of the Offering

The completion of the Offering is subject to the satisfaction of all applicable regulatory approvals, which approvals may not be obtained. The Company intends to apply to list the Unit Shares, the Warrant Shares, Underwriter’s Shares and the Underwriter’s Warrant Shares on the NEO Exchange and the CSE. Listing will be subject to the Company fulfilling all the listing requirements of the NEO Exchange and the CSE and the NEO Exchange and CSE having no objections to the completion of the Offering.

In addition, the completion of the Offering is subject to the completion of definitive binding documentation and satisfaction of a number of conditions. There can be no certainty that the Offering will be completed. If the Offering is not completed, the Company may not be able to raise the funds for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds” in this Prospectus. However, management will have discretion (subject to approval by the Board of Directors) in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if it is believed it would be in the best interests of the Company to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company and, consequently, could adversely affect the price of the Securities on the open market.

No Guarantee of a Positive Return in an Investment

There is no guarantee that an investment in the Units will earn any positive return in the short term or long term. An investment in the Units involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Units is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Price Volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries, may affect the market price of the securities of the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of the Company.

The Warrants Will Not be Listed for Trading

Since the Company does not intend to apply for listing of the Warrants on any securities exchange, there is no public market for the Warrants. There can be no assurance that a secondary market for the Warrants will develop or be sustained after the closing of the Offering. Even if a market develops for the Warrants, there can be no assurance that it will be liquid and that the price of the Warrants will be the same as the price allocated for the Warrants partially comprising the Units. If an active market for the Warrants does not develop, the liquidity of an investor’s investment in the Warrants may be limited and the price may decline below the portion of the offering price allocated to the Warrants.

Warrants are Speculative in Nature and May Not Have Any Value

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Warrant Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Warrant Shares and pay an exercise price of $6.00 per Warrant Share, subject to certain adjustments, for a period of 24 months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following the completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price.

Risk Factors Related to Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Legacy Tax + Trust Lawyers, Canadian tax counsel to the Company, and of DLA Piper (Canada) LLP, counsel to the Underwriter, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to persons who acquire Units pursuant to this Offering and who, for the purposes of the Tax Act, hold the Unit Shares, Warrants and any Warrant Shares acquired on the exercise of the Warrants as capital property and deal at arm’s length and are not affiliated with the Company or the Underwriter (“Holders”). The Units will generally be considered to be capital property to a Holder thereof unless either the Holder holds Units in the course of carrying on a business of trading or dealing in securities or the Holder has acquired the Units in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act, counsels’ understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) and proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Proposed Amendments will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary does not apply to the Underwriter or to Holders (i) that are “financial institutions” within the meaning of the “mark to market” rules contained in the Tax Act, (ii) that are “specified financial institutions” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that have made a functional currency reporting election for purposes of the Tax Act, or (v) who have entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” in respect of the Unit Shares or Warrants. Such Holders should consult with their own tax advisors with respect to an investment in Units. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident corporation (or pursuant to the Tax Proposals, a non-resident person or group of persons (comprising any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length)) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

The Canadian federal income tax consequences to a particular Holder will vary depending on a number of factors, including the province where a particular Holder resides, carries on business or has a permanent establishment and the amount that would be the Holder’s taxable income but for the subscription for Units.

The following discussion of the income tax consequences is, therefore, of a general nature only and is not exhaustive of all the income tax consequences and is not intended to constitute income tax advice to any particular Holder. This summary is not exhaustive of all Canadian income tax considerations. Accordingly, Holders should consult their own income tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this Offering having regard to their own particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the one-half of one Warrant to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $4.7286 of the Offering Price as consideration for the issue of each Unit Share and $0.2714 of the Offering Price for the issue of each one-half of one Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. Counsel to each of the Company and the Underwriter express no opinion with respect to the foregoing allocation. The Holder’s adjusted cost base (“ACB”) of the Unit Share comprising a part of each Unit will be determined by averaging the cost of the Unit Share with the ACB to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s ACB of such Warrant Share and the exercise price paid for the Warrant Share. The Holder’s ACB of the Warrant Share so acquired will be determined by averaging such cost with the ACB to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Unit Shares and Warrant Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have such Unit Shares and Warrant Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s ACB of such Warrant. The tax treatment of capital losses of a Resident Holder is discussed in greater detail below under “Residents of Canada - Capital Gains and Capital Losses”.

Taxation of Dividends

Dividends received or deemed to be received on Common Shares will be included in computing the Resident Holder’s income. In the case of an individual Resident Holder, (except in the case of certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit if the individual (except in the case of certain trusts) is notified in writing by the Company at or before the time the dividend is paid, designating the dividend as an eligible dividend. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Dividends received by a Resident Holder that is a corporation on Common Shares must be included in computing its income but generally will be deductible for the taxation year in which the dividends are received. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain.

Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a tax (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of dividends. See “Residents of Canada - Alternative Minimum Tax” below.

Disposition of Common Shares and Warrants

Upon a disposition (or a deemed disposition) of a Common Share or a Warrant (other than on the exercise thereof), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the ACB of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Residents of Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

A Resident Holder will generally be required to include one-half of any capital gain in income as a taxable capital gain and one-half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year, which will include taxable capital gains.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains. See “Residents of Canada - Alternative Minimum Tax” below.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Units in a business carried on in Canada (a “Non-Resident Holder”).

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Non-Resident Holder will generally realize a capital loss equal to the Non-Resident Holder’s ACB of such Warrant. The tax treatment of capital losses of a Non-Resident Holder is discussed in greater detail below under “Non-Residents of Canada - Disposition of Common Shares and Warrants”.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend.

Disposition of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention.

Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the NEO Exchange and the CSE), unless at any time during the 60-month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from (or from any combination of) real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. A Common Share or Warrant may also be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrants constitute “taxable Canadian property” in their own particular circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Residents of Canada - Dispositions of Common Shares and Warrants” and “Residents of Canada - Capital Gains and Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Morton Law LLP, with respect to matters of Canadian law, and Legacy Tax + Trust Lawyers, with respect to matters of tax law. Certain Canadian legal matters relating to the Offering and this Prospectus will be passed upon by DLA Piper (Canada) LLP, on behalf of the Underwriter. As of the date of this Prospectus, the partners and associates of Morton Law LLP and DLA Piper (Canada) LLP, and the directors and shareholders of Legacy Tax + Trust Lawyers, each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP located at 1500 – 1140 West Pender Street, Vancouver, British Columbia V6E 4G.

The consolidated financial statements of the Company for the seven months ended December 31, 2019, including the audit report of Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, are incorporated herein by reference. Dale Matheson Carr-Hilton Labonte LLP, has advised the Company that they are independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

The Company’s Registrar and Transfer Agent for the Common Shares, and the Warrant Agent for the Warrants, is Computershare at its principal offices at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable securities (“Exercisable Securities”), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, under the securities legislation of certain provinces, to the price at which the Exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: February 24, 2021

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the Provinces of Canada, except Quebec.

“Evan Gappelberg”	“Kashif Malik”
Evan Gappelberg	Kashif Malik
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Company

“Paul Duffy”	“Belinda Tyldesley”
Paul Duffy	Belinda Tyldesley
Director	Director

CERTIFICATE OF THE UNDERWRITER

Dated: February 24, 2021

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the Provinces of Canada, except Quebec.

MACKIE RESEARCH CAPITAL CORPORATION

(Signed) By:	“Howard Katz”
Name: Howard Katz
Title: Managing Director, Investment Banking